VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, May 13, 2026.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

ATTEND THE MEETING
If you would like to attend the General Meeting to be held in-person at Blk 1090 Lower Delta Road #06-08, Singapore 169201, or virtually on May 14, 2026 at 9:00 p.m., local time (9:00 a.m. May 14, 2026 Eastern Time), please register via the URL below:
https://meeting.vstocktransfer.com/CUPRINAMAY26

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting of Shareholders - Cuprina Holdings (Cayman) Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES AND "FOR" ALL OTHER LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
1. To consider and approve the appointment of J&S Associate PLT as auditors of the Company for the fiscal year ending December 31, 2025, and to authorize the audit committee of the Company to fix the remuneration of the auditors (the "Auditor Appointment Proposal").	☐	☐	☐
2. To consider and approve the re-election of the following persons as Directors of the Company, pursuant to the Company's Amended and Restated Memorandum and Articles of Association currently in effect ("the Existing M&A") (the "Election Proposals").			
2a.David Quek Yong Qi be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐
2b. Teo Peng Kwang be re-elected as a non-executive director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐
2c. Jimmy Lee Peng Siew be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐
2d. Koh Pee Keat be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐
2e. Ng Wei Chean be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal; and	☐	☐	☐
2f. Natasha Kaur Raina be re-elected as a director of the Company to hold office until the next annual general meeting or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal.	☐	☐	☐
3. To consider and approve that: A. the Company undertakes a share consolidation whereby: i. 7,365,000 issued Class A Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 920,625 Class A Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association (as defined below); ii. 17,635,000 authorised but unissued Class A Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 2,204,375 Class A Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association; iii. 14,085,000 issued Class B Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 1,760,625 Class B Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association; and iv. 10,915,000 authorised but unissued Class B Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 1,364,375 Class B Ordinary Shares of a nominal or par value of US$0.008 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association, (collectively, (i) to (iv) above, the "Share Consolidation" and the "Share Consolidation Proposal"), B. pursuant to the Share Consolidation, the authorised share capital of the Company will be changed: FROM: US$50,000 divided into 50,000,000 Ordinary Shares of nominal or par value of US$0.001 each, comprising 25,000,000 Class A Ordinary Shares of nominal or par value of US$0.001 each and 25,000,000 Class B Ordinary Shares of nominal or par value of US$0.001 each. TO: US$50,000 divided into 6,250,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising 3,125,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and 3,125,000 Class B Ordinary Shares of nominal or par value of US$0.008 each. C. all fractional entitlements resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company is authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation.	☐	☐	☐
4. To consider and approve that the change in voting rights of holders of Class B Ordinary Shares from 10 votes per Class B Ordinary Share to 100 votes per Class B Ordinary Share (the "Increase of Class B Voting Rights Proposal").	☐	☐	☐
5. To consider and approve the authorized share capital of the Company to be increased with effect immediately after the Share Consolidation: FROM: US$50,000 divided into 6,250,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising (a) 3,125,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and (b) 3,125,000 Class B Ordinary Shares of nominal or par value of US$0.008 each TO: US$100,000 divided into 12,500,000 Ordinary Shares of nominal or par value of US$0.008 each, comprising (a) 6,250,000 Class A Ordinary Shares of nominal or par value of US$0.008 each and (b) 6,250,000 Class B Ordinary Shares of nominal or par value of US$0.008 each (the "Increase of Authorised Share Capital Proposal").	☐	☐	☐

(TO BE SIGNED ON REVERSE)

CUPRINA HOLDINGS (CAYMAN) LIMITED
Annual General Meeting of Shareholders
May 14, 2026

The undersigned hereby appoints David Quek Yong Qi as proxy with full power of substitution, to represent and to vote as set forth herein all the Class A Ordinary Shares of Cuprina Holdings (Cayman) Limited which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the Proposals.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

	FOR	AGAINST	ABSTAIN
6. To consider and approve that subject to the Share Consolidation Proposal, the Increase of Class B Voting Rights Proposal, and the Increase of Authorised Share Capital Proposal taking effect, the proposed Second Amended and Restated Memorandum and Articles of Association of the Company, the form of which is set forth in Appendix A to the proxy statement, be adopted in its entirety and in substitution for and to the exclusion of the currently effective Amended and Restated Memorandum and Articles of Association of the Company (the "M&A Amendment Proposal").	☐	☐	☐
7. To consider and approve the Cuprina 2026 Employee Incentive Plan, the form of which is set forth in Appendix B to the proxy statement (the "Equity Incentive Plan Proposal").	☐	☐	☐
8. To consider and approve the potential issuance, in one or more public or non-public financing transactions (the terms, pricing and method of issuance to be determined by the directors of the Company at a later date), of: (i) Ordinary Shares which may result in a change of control under Nasdaq Listing Rules; or (ii) 20% or more of the outstanding Class A Ordinary Shares of the Company. (the "Share Issuance Proposal").	☐	☐	☐
9. To consider and approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are insufficient votes to approve the proposals 1 to 8 above (the "Adjournment Proposal").	☐	☐	☐

Note: To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Date _______________ **Signature** _______________ **Signature, if held jointly** _______________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999